

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

July 1, 2009

By U.S. Mail and Facsimile

Mr. Michael B. Cranfill
Chief Executive Officer
Shimoda Marketing, Inc.
116 West McLeroy Blvd.
Saginaw, Texas 76179

> **Re:** **Shimoda Marketing, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **File No. 000-53378**

Dear Mr. Cranfill:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 9

Results of Operations, page 14

1.   In future annual and quarterly filings, please quantify and explain the reasons for significant period-to-period fluctuations in your discussion of results of operations.

<u>Item 9A(T). Controls and Procedures, page 15</u>

2.   It appears that you included the evaluation of your disclosure controls and procedures in management's annual report on internal control over financial reporting. In future filings, please present this disclosure separately as required by Item 307 of Regulation S-K. Additionally, you stated that your evaluation of disclosure controls and procedures was based on the criteria for effective internal control described in Internal Control – Integrated Framework issued by COSO. This criteria only applies to internal control over financial reporting, not disclosure controls and procedures. In future annual and quarterly filings, please remove this reference from the assessment of the effectiveness of your disclosure controls and procedures.

3.   Please confirm to us, and disclose in future filings, whether you consider "the company's limited internal resources and lack of ability to have multiple levels of transactional review" to be a material weakness. In addition, please revise future filings to disclose if and how you are remediating the weakness that you identified in management's report on internal control over financial reporting.

4.   Please confirm to us, and clarify in future annual and quarterly filings, that there were no changes to internal control over financial reporting during the "last fiscal quarter" as required by Item 308T(b) of Regulation S-X.

<u>Financial Statements</u>
<u>Statement of Changes in Stockholders' Equity, page F-4</u>

5.   It appears that you consummated a stock split in October 2008. Please revise future filings to disclose the facts and circumstances related to this transaction. In addition, please revise future annual and quarterly filings, for all periods presented, to retroactively adjust EPS as required by paragraph 54 of SFAS 128.

<u>Note B – Significant Accounting Policies, page F-6</u>
<u>Cash and Cash Equivalents, page F-6</u>

6.   We note that cash equivalents include all short-term investments. Please tell us, and clarify in future filings, that all such short-term investments are highly liquid as required by SFAS 95.

<u>Income Taxes, F-7</u>

7.   In future filings, please provide income tax disclosures for each period presented as required by SFAS 109.

<u>Note D – Related Party Transactions, page F-8</u>

8.   We note that amounts due to affiliate are classified as long-term. Please tell us, and disclose in future filings, the maturity term of this debt obligation.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Item 4T. Controls and Procedures, page 14

9.   It is not clear to us why you used the phrase "financial disclosure controls and procedures" in your statement regarding the effectiveness of your disclosure controls and procedures. It is also not clear to us why you refer to internal control over financial reporting and an attestation report on internal control over financial reporting in Item 4T when such disclosures are not required in quarterly reports. In this regard, please:

- Confirm to us that your "disclosure controls and procedures", as defined, are not effective, for the fiscal quarter ended March 31, 2009;
- Revise future filings to include the correct wording required by Item 307 of Regulation S-K; and
- Revise future quarterly filings to only provide the information required by Items 307 and 308T(b) of Regulation S-K.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief